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                                 SUPPLEMENT TO THE
                              OFFER TO PURCHASE UNITS
                                          OF
                      COURTYARD BY MARRIOTT LIMITED PARTNERSHIP


The cover page of the Offer to Purchase ("Offer") is supplemented and amended as follows:


              THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME,
                 ON AUGUST 14, 1998, UNLESS THE OFFER IS EXTENDED.

     Palm Investors, LLC, a Delaware limited liability company ("Palm" or the "Purchaser") managed by Arlen Capital, LLC (the "Manager"), hereby offers to purchase 10 Units of Limited Partnership Interest ("Units") in Courtyard by Marriott Limited Partnership, a Delaware Limited Partnership (the
"Partnership").

     The 10 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, less than 1 percent of Units outstanding as of the date of the Offer.

     If more than 10 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 10 Units, on a pro rata basis, subject to the terms and conditions herein, see "Tender Offer - Section 13, Certain Conditions of the Offer."

INTRODUCTION

The fourth full paragraph in the "Introduction" of the Offer is hereby amended and restated as follows:

     The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 10 Units are tendered and not withdrawn, the Purchaser will accept up to 10 of the tendered Units on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

SECTION 1 - TERMS OF THE OFFER

The second paragraph of Section 1 is hereby amended and restated as follows:

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or pay for any Units tendered unless, on or before the Expiration Date, Purchaser shall have received (or waived):

     (i) from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) from the Partnership, confirmation to Purchaser's reasonable satisfaction that, upon purchase of the Units: (a) the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after May 15, 1998; and (b) the Partnership will change Seller's address to Purchaser's address.


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SECTION 2 - PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

The first two paragraphs of Section 2 are hereby supplemented and amended to read as follows:

     If not more than 10 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.

     If more than 10 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 10 Units so tendered, on a pro rata basis.

SECTION 7 - PURPOSE AND EFFECTS OF THE OFFER

     Section 7 of the Offer to Purchase is hereby supplemented and amended to amend and restate the entire subsection titled "Purposes of the Offer" in
Section 7 as follows:

PURPOSE OF THE OFFER. The Purchaser established the Purchase Price of $85,000 per Unit based on a number of factors, including: (i) the prices of recent secondary market resales of the Units (ii) the illiquid nature of the investment; and (iii) the costs to the Purchaser associated with acquiring the Units ("Factors").

     The Purchase Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained by Palm to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made as to such fairness. Palm urges those Unitholders that are considering tendering their Units pursuant to the Offer to first consult with their own advisors (e.g. tax, financial) in evaluating the terms of the Offer before deciding whether or not to tender Units.

     As disclosed in the Prospectus/Consent Solicitation filed on Form S-4 ("Prospectus") with the SEC, the prices for the sale of Courtyard by Marriott Units for the twelve months ended November 30, 1997 were: High - $60,000; Low - $30,000; Weighted Average - $45,635.

     The Purchaser is offering to purchase Units which are a relatively illiquid investment and are not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Offer Price. Nevertheless, using publicly available information concerning the Partnership contained in the 10-K for the fiscal year ended December 31, 1997, and the Preliminary Prospectus/Consent Solicitation on Form S-4 dated December 22, 1997 filed with the SEC; the Purchaser used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating their Offer.

     In determining their estimated value of the Units, the Purchaser first calculated the estimated current net operating income in accordance with the Partnership's financial statements; Then, in consideration of the Factors discussed above, the Purchaser determined the appropriate capitalization rate for the Partnership's net operating income. The resulting net asset value of the Partnership's properties was added to the Partnership's net current assets and the Partnership's total estimated asset value was then reduced by the Purchaser's estimate of the hypothetical costs to liquidate the portfolio plus the Purchaser's estimated acquisition and transfer costs.

     The Purchaser is making the Offer for investment purposes with a view towards making a profit. Palm's intention is to acquire the Units at a Purchase Price which will allow Palm to make a profit from its ownership of the Units.


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SECTION 12 - SOURCE AND AMOUNT OF FUNDS.

Section 12 is hereby supplemented and amended as follows:

     The Purchaser expects that approximately $850,000 (exclusive of fees and expenses) will be required to purchase 10 Units (less than 1 percent of the outstanding Units), if tendered. The Purchaser has a binding commitment from its members to provide those funds as capital contributions to Purchaser. Purchaser's members have an aggregate worth, net of all liabilities, substantially in excess of the amount required to purchase the 10 Units. For the month ended July 31, 1998, Palm Investors, LLC had cash in the amount of $1,539,202 and had assets net of liabilities of $11,580,510.

SECTION 13 - CERTAIN CONDITIONS OF THE OFFER

Section 13, exlcuding the last paragraph, is hereby amended as follows:

     The Purchaser will not be required to accept for payment or pay for any Units tendered unless, on or before the Expiration Date, Purchaser shall have received (or waived):

     (i) from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) from the Partnership, confirmation to Purchaser's reasonable satisfaction that, upon purchase of the Units: (a) the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after May 15, 1998; and (b) the Partnership will change Seller's address to Purchaser's address.

     Furthermore, the Purchaser will not be required to accept for payment or pay for any Units tendered if, on or after the date of the Offer and before the Expiration Date, Purchaser a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of any Units by the Purchaser, (ii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Partnership.


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